Exhibit 99.1

Contact:
Gilad Yehudai
CFO
(972) 77-774-5060
gilady@radcom.com

FOR IMMEDIATE RELEASE

MOMENTUM CONTINUES TO BUILD FOR RADCOM:
Q1 SALES UP 20% TO $5.5M, SIGNIFICANT INCREASE IN GROSS
MARGIN TO 68% & POSITIVE CASH FLOW

TEL-AVIV, Israel – April 23, 2014-- RADCOM Ltd. (NASDAQ: RDCM), a leading provider of service assurance and customer experience solutions, today reported its financial results for the first quarter ended March 31, 2014.

In $ thousands	Q1 2014	Q1 2013	Q4 2013
Revenues	$5,471	$4,573	$5,707
Gross margin	67.6%	66.4%	61.2%
Net profit (loss)	$110	$(594)	$117
Net profit (loss) (non-GAAP)	$248	$(512)	$187

Financial Results
RADCOM’s revenues for the first quarter increased by 20% to $5.5 million from $4.6 million in the first quarter of 2013. Gross margin for the quarter reached 68%, a significant improvement compared with 61% in Q4 2013, 62% in 2013 as a whole and 61% in 2012. This reflects the Company’s transition from hardware-based products to higher margin software-based products, which for the first time this quarter accounted for the majority of the Company’s sales. Management believes that the continued success of its software-based product families – led by its recently-released MaveriQ solution - will increase its gross margin significantly over time to above 75%.

Net income for the quarter totaled $110,000, or $0.01 per ordinary share (basic and diluted), compared with a net loss of $(594,000), or $(0.09) per ordinary share (basic and diluted), for the first quarter of 2013. On a non-GAAP basis, net income totaled $248,000, or $0.03 per ordinary share (basic and diluted), compared with a non-GAAP net loss of $(512,000), or $(0.08) per ordinary share (basic and diluted), for the first quarter of 2013.

Comments of Management
“We are satisfied with all of our business parameters for the first quarter - especially with the growth in our revenues, bookings and collections,” commented Mr. David Ripstein, Radcom’s President & CEO. “Our momentum is being driven by market excitement regarding our software-based products. These advanced solutions give operators the tools they need to assure high levels of availability in high-traffic LTE/3G environments. This is bringing us a lot of opportunities from both new and existing customers.”

Mr. Ripstein continued,  “In fact, although the MaveriQ, our software-based product, was released just two months ago, it already accounts for the majority of our sales, and its higher margins enabled us to deliver a 33% increase in non-GAAP profit compared with Q4. In the future, our shift from being a hardware company to a software company will continue to improve our margins, reduce our inventory and decrease the average time lag between bookings and revenue recognition. As such, with strong trends working to our strengths and a clear technology differentiation, we believe we are positioned for additional growth in 2014 and beyond.”

 Mr. Ripstein concluded, “Our CFO for the past three years, Mr. Gilad Yehudai, has decided to pursue a new opportunity. We thank him for his dedicated service and wish him well in the future. In parallel, we are pleased to welcome Mr. Uri Birenberg to the Radcom team as our new CFO. Uri is a CPA with 10 years experience in VP Finance, Business Development, M&A and Controller positions for SunGard, HP and Ernst & Young. We wish him success in the new position.”

Earnings Conference Call
RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from April 24th on RADCOM's website.

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About RADCOM
RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd. Consolidated Statements of Operations (1000's of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2014	2013
	(unaudited)	(unaudited)
Sales	$5,471	$4,573
Cost of sales	1,772	1,535
Gross profit	3,699	3,038

Research and development, gross	1,568	1,451
Less - royalty-bearing participation	298	390
Research and development, net	1,270	1,061

Sales and marketing	1,947	1,987
General and administrative	578	487
Total operating expenses	3,795	3,535

Operating loss	(96)	(497)
Financing income (expenses), net	206	(97)

Net profit (loss)	$110	$(594)

Basic and diluted net income (loss) per ordinary Share	$0.01	$(0.09)

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	7,972,326	6,475,231
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	8,510,132	6,475,231

 RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2014	2013
	(unaudited)	(unaudited)

GAAP net income (loss)	$110	$(594)
Stock-based compensation (1)	138	82
Non-GAAP net income (loss)	$248	$(512)
Non-GAAP net income (loss) per share (diluted)	$0.03	$(0.08)

Number of shares used in computing Non-GAAP net income (loss) per share (diluted)	8,510,132	6,475,231

(1) Stock-based compensation:
Cost of sales	4	-
Research and development	46	6
Sales and marketing	50	6
General and administrative	38	70
	138	82

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)
	As of	As of
	March 31, 2014	December 31, 2013
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	2,297	1,185
Restricted cash	-	1,505
Trade receivables, net	6,013	5,723
Inventories	3,887	4,352
Other receivables	3,302	3,092
Total Current Assets	15,499	15,857

Severance pay fund	3,524	3,535

Property and equipment, net	243	253

Total Assets	19,266	19,645

Liabilities and Shareholders' Equity
Current Liabilities
Short term bank credit	-	629
Trade payables	1,499	2,257
Deferred revenue and advances from customers	1,978	1,305
Employee and payroll accruals	2,262	2,109
Other payables and accrued expenses	1,444	1,795
Total Current Liabilities	7,183	8,095

Long-Term Liabilities
Deferred revenue	55	107
Accrued severance pay	3,979	3,944
Total Long-Term Liabilities	4,034	4,051

Total Liabilities	11,217	12,146

Shareholders' Equity
Share capital	338	335
Additional paid-in capital	66,075	65,791
Accumulated other comprehensive loss	(652)	(805)
Accumulated deficit	(57,712)	(57,822)
Total Shareholders' Equity	8,049	7,499

Total Liabilities and Shareholders' Equity	19,266	19,645